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09057462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 19060

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

NAME OF BROKER-DEALER:

LaBranche Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Vespoli (212) 820-6266
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert Vespoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBranche Financial Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

IRENE T. VANDE WOUDE
Notary Public, State of New York
No. 01VA6068687
Qualified in New York County
Commission Expires January 14, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRANCHE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

LABRANCHE FINANCIAL SERVICES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
LaBranche Financial Services, LLC

We have audited the accompanying statement of financial condition of LaBranche Financial Services, LLC (a wholly owned subsidiary of LaBranche & Co Inc.) (the "Company") as of December 31, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of LaBranche Financial Services, LLC (a wholly owned subsidiary of LaBranche & Co Inc.) as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2009

LABRANCHE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 2,691,601
Cash and securities segregated under federal and other regulations	1,875,745
Receivables from brokers, dealers, and clearing organizations	18,604,669
Due from Parent	6,966,917
Financial instruments owned, at fair value	
Corporate equities	13,558,749
U.S. government obligations	535,000
Exchange membership owned, at cost (market value of $1,750,000)	360,000
Office equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $5,626,388	11,061
Other assets	960,894
	$ 45,564,636
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Payables	
Brokers and dealers	$ 6,075
Customers	35,892
Others	5,650
Securities sold, not yet purchased, at fair value	125,973
Accrued compensation	2,206,449
Income taxes payable	703,049
Accounts payable, accrued expenses, and other	2,248,642
Total liabilities	5,331,730
Member's Equity	40,232,906
	$ 45,564,636

See accompanying notes to financial statement.

1. Nature of business

LaBranche Financial Services, LLC (the "Company" or "LFS"), a registered broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the New York Stock Exchange ("NYSE") and other principal exchanges. The Company is primarily engaged in providing securities execution and brokerage services to institutional investors. The Company also provides direct-access floor brokerage services to institutional customers. The Company is a wholly owned subsidiary of LaBranche & Co Inc. (the "Parent"), a Delaware corporation.

On January 3, 2007, the Company converted to a limited liability company under the laws of the State of New York. In connection with the conversion, the Company's name was changed to LaBranche Financial Services, LLC. Substantially all of the assets and liabilities of the Company were those of the previous Company, LaBranche Financial Services, Inc. The conversion had no effect on the ownership, management or operations of the Company.

2. Summary of significant accounting policies

Basis of Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Securities Transactions

The Company records proprietary positions, fees earned on customer accounts and expenses incurred from its clearing broker on a trade-date basis.

Depreciation and Amortization

Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful lives of office equipment and the lesser of the economic useful life of the leasehold improvement or the term of the lease. Depreciation and amortization is included in other expenses in the accompanying statement of operations. Depreciation and amortization expense for the year ended December 31, 2008 was $57,883.

Exchange Memberships

The exchange memberships owned by the Company are carried at cost. During the last quarter of 2008 both the AMEX and Boston Stock Exchange memberships were sold.

2. Summary of significant accounting policies (continued)

Soft Dollar Arrangements

The Company permits certain institutional customers the option of designating their trades as "soft dollar" trades. The customer will earn "soft dollar" credits at a pre-determined rate on the soft dollar gross commissions. These credits may be used by the customer to pay for acceptable research products and other services provided by third parties. Soft dollar expenses amounted to approximately $4.4 million for the year ended December 31, 2008 and are reflected in other expenses within the accompanying statement of operations. Soft dollar commissions earned by the Company are also reflected in commissions within the accompanying statement of operations.

Income Taxes

The Company is a single member limited liability company, treated as a disregarded entity, and as such, the results of the Company's operations are included in LaBranche & Co. Inc. U.S. federal, state and local income tax returns.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*", and Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). SFAS No. 109 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Deferred tax assets and liabilities primarily relate to tax basis differences on unrealized gains on corporate equities, not readily marketable, stock-based compensation and other compensation accruals. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50 percent likelihood of being realized upon ultimate settlement.

3. Cash and securities segregated under federal and other regulations

Cash and U.S. Treasury bills of $1,875,745 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Fair value measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards, or SFAS No. 157 "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Our adoption of SFAS No. 157 did not have a material impact on our financial condition or results of operations. Pursuant to SFAS No. 157, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

4. Fair value measurements (continued)

We use fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Our financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value on a recurring basis.

We may be required to record at fair value other assets or liabilities on a non-recurring basis, such as our trade name and goodwill. These non-recurring fair value adjustments involve the application of fair value measurements in assessing whether these and other nonfinancial assets or nonfinancial liabilities are impaired.

The Company has elected to apply the deferral provisions in FSP No. 157-2 and therefore have only partially applied the provisions of SFAS No. 157. FSP No. 157-2 defers the effective date for the disclosure of fair value measurements related to nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. FSP No. 157-3 clarifies the application of FASB 157 in a market that is not active. FSP No. 157-3 is effective upon issuance.

SFAS No. 157 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "Level 1" measurements) and the lowest priority to unobservable inputs (which are considered "Level 3" measurements). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
ASSETS:				
Financial instruments owned, at fair value:				
Corporate equities	$ 13,555,660	$ 3,089	$ -	$ 13,558,749
U.S. government obligations	535,000			535,000
	$ 14,090,660	$ 3,089	$ -	$ 14,093,749
LIABILITIES:				
Corporate equities	$ 116,354	$ 9,619	$ -	$ 125,973

4. Fair value measurements (continued)

As of December 31, 2008, the Company pledged $535,000 of U.S. Treasury bills as collateral for a letter of credit.

Determining the fair value of our financial securities was determined from a variety of sources as follows:

For corporate equities, fair value was determined by the closing price of the primary exchanges and was included in Level 1 for those that are actively traded. Those classified in Level 2 represent those not actively traded with quoted market prices.

For U.S. government obligations, the primary source for pricing fixed income instruments is derived from our clearing broker who determines prices through various third party pricing services. The Company confirms these values using independent observable sources.

5. NYSE Group and American Stock Exchange transactions

On April 4, 2007, the NYSE Group consummated its merger with Euronext N.V. (the "NYSE/Euronext merger") to form NYSE Euronext, Inc., and the Company's NYX shares were exchanged for an equal number of shares of the new NYSE Euronext common stock, which are also referred to herein as the "NYX shares". Following the NYSE/Euronext merger, the restricted NYX shares originally received in the NYSE/Archipelago merger continued to be subject to restriction on transfer. The restriction with respect to the second tranche (80,177) of the NYX shares was removed by the NYSE Euronext in June 2007. The restriction on the remaining 80,177 of the Company's restricted NYX shares was removed in October 2008.

On October 1, 2008, the merger between NYSE Euronext and The Amex Membership Corporation was completed. As a result of the completion of the transaction, LFS received 8,138 shares of NYSE Euronext common stock. This is in addition the 240,531 NYX shares that LFS already owned.

At December 31, 2008, the NYSE closing market price for the NYX shares was $27.38 per share.
During 2008, the board of directors of NYSE Euronext, Inc. declared four quarterly dividends. The first quarter dividend was at $0.25 per share and the remaining three quarters were at $0.30 per share. The aggregate dividend payment received in 2008 with respect to the Company's NYX shares was $279,052.

6. Regulatory reporting

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined.

As of December 31, 2008, the Company's regulatory net capital of $29,897,514 exceeded the minimum requirement by $28,897,514.

The Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 5, 2009, to comply with its December 31, 2008 requirement, cash and U.S. Treasury bills in the amount of $1,875,745 have been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $502,388 in accordance with SEC Rule 15c3-3.

7. Receivable from and payable to brokers, dealers, and clearing organizations

The amounts receivable from brokers, dealers, and clearing organizations and payable to broker dealers arise in the ordinary course of business and are pursuant to clearing agreements with the various clearing firms.

8. Commitments and contingencies

The Company has been the defendant, from time to time, to various claims and lawsuits in the ordinary course of its business. Presently, there are no pending cases.

The Company has entered into a long-term non-cancelable agreement with a vendor which expires March 31, 2011 in the minimum amount of $48,000 per month. Minimum future commitments are as follows:

Year ending December 31,		
2009	$	576,000
2010		576,000
2011		144,000
	$	1,296,000

The Company has entered into a long-term non-cancelable agreement with its clearing firm which expires June 8, 2011 in the minimum amount of $25,000 per month. Minimum future commitments are as follows:

Year ending December 31,		
2009	$	300,000
2010		300,000
2011		125,000
	$	725,000

The Company has entered into two short-term non-cancelable operating lease agreements for certain office space which expire at various dates through July 31, 2009. For the year ending December 31, 2009, the minimum future rental commitments under existing non-cancelable leases for office space is $58,000.

9. Income taxes

As a single member limited liability company, the Company is a disregarded entity for U.S. tax purposes and includes the results of its operations in the Parent's consolidated tax return and related liability. The Company has a formal tax sharing agreement with the Parent and computes its taxes on a stand-alone basis. Pursuant to this agreement, the Company does not receive a benefit for its losses until they can be utilized on a separate company basis.

9. Income taxes (continued)

The components of the provision for income taxes reflected on the statement of operations are set forth below:

Current income tax	$	153,387
Deferred tax benefit		(5,904,042)
Income tax benefit	$	(5,750,655)

A majority of the deferred tax assets of approximately $2.6 million relate primarily to a capital loss carryforward on a separate company basis. A majority of the deferred tax liabilities relates to the unrecognized gain on the NYX shares. The deferred tax assets have been offset by a valuation allowance to the extent of the deferred liabilities. The following table presents the components of deferred tax assets and liabilities balances:

Deferred tax assets:		
Capital loss	$	1,969,697
Other		671,510
Valuation allowance		(1,696,224)
Total deferred tax assets	$	944,983
Deferred tax liabilities	$	944,983

The actual tax benefit differs from the expected income tax benefit, computed at the U.S. statutory income tax rate, primarily due to the valuation allowance recorded. A reconciliation of the statutory U.S. federal income tax rate of 35% to the Company's effective income tax rate is set forth below:

U.S. federal income tax rate	35%
Increase (decrease) in taxes related to:	
State and local taxes	5.1
Valuation allowance	(9.1)
Effective tax rate	31%

10. Related-party transactions

The Company's occupancy expense on the accompanying statement of operations includes rent expense of $379,133 allocated by the Parent for office space utilized by the Company.

Management fees of $494,679 are paid to the Parent, which consists of depreciation and amortization of capitalized costs, overhead operating expenses such as payroll-related expenses and information technology-related expenses.

The Company is included in the LaBranche & Co. Retirement Plan (the "Plan"). In connection with this plan, the Company was allocated $117,800 in expenses for the year ended December 31, 2008, which is included in employee compensation and related benefits in the accompanying statement of operations.

In February 2008, the Parent contributed capital in the amount of $20 million.

11. Financial instruments with off-balance-sheet risk and concentration of credit risk

Through the normal course of business, the Company enters into various securities transactions as agent. The execution of these transactions can result in unrecorded market risk and concentration of credit risk. Our Institutional Brokerage activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose us to risk in the event the customer or other broker is unable to fulfill its contractual obligations and we have to purchase or sell securities at a loss. For margin transactions, we may be exposed to significant market risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

12. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $100,000.

The Company maintains its cash balances in financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution, through December 31, 2009. These balances may, at times, exceed federally insured limits.